          307 North Michigan Avenue
          Chicago, Illinois 60601-5382
          312/346-8100

May 18, 2009

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, DC 20549

Re:	Old Republic International Corporation
Form 10-K, fiscal year ended December 31, 2008
File No. 001-10607

Dear Mr. Rosenberg,

We have reviewed the comments on our above referenced filing in your letter dated April 20, 2009.  Old Republic’s response to the Commission’s comments is as follows:

Notes to Consolidated financial Statements
Note 1:  Summary of Significant Accounting Policies
(h) Losses, Claims and Settlement Expenses, page 60

Comment 1

Regarding your policy for establishing a loss reserve for your mortgage guaranty line of business:

•	Revise to clarify, if true, that a reserve is established only upon default;
•	Define in your disclosure what default means; and
•	Disclose the dollar amount of the reserve that represents IBNR at each balance sheet presented.

Response

In order to clarify the Company’s disclosures in this area we propose to replace the disclosure in footnote 1 (h) Losses, Claims and Settlement Expenses on page 61 of the December 31, 2008 Form 10-K with the following disclosure (additions italicized) on a prospective basis beginning with the June 30, 2009 Form 10-Q Management Analysis of Financial Position and Results of Operations and the December 31, 2009 Form 10-K Notes to Consolidated Financial Statements:

“Mortgage guaranty insurance reserves for unpaid claims and claim adjustment expenses are established only upon an instance of default, defined as an insured mortgage loan that has missed 2 or more consecutive monthly payments.  Loss reserves are based on statistical calculations that take into account the number of reported insured mortgage loan defaults as of each balance sheet date, as well as experience-based estimates of loan defaults that have occurred but have not as yet been reported (IBNR).  Further, the loss reserve estimating process takes into account a large number of variables including trends in claim severity, potential salvage recoveries, expected cure rates for reported loan delinquencies at various stages of default, the level of policy rescissions for non-compliance with terms of the master policy, and management judgments relative to future employment levels, housing market activity, and mortgage loan interest costs, demand and extensions.  Mortgage guaranty net claim and loss adjustment expense reserves reported as of June 30, 2009 and December 31, 2008 included $____ and $67.3 attributable to net IBNR claim estimates at each corresponding balance sheet date. ”

Comment 2

For each line item under “incurred claims and claim adjustment expenses” and “payments” in the table showing an analysis of changes in aggregate reserves, please disclose for each period presented the amount attributable to each major business segment (i.e. General, Mortgage Guaranty and Title).

Response

We propose to replace the table shown at the top of page 62 of the December 31, 2008 Form 10-K with the following table in the December 31, 2009 Form 10-K:

The following table shows an analysis of changes in aggregate reserves for the Company's losses, claims and settlement expenses for each of the years shown:

	Years Ended December 31,
	2009		2008	2007
Gross reserves at beginning of year		$7,241.3	$6,231.1	$5,534.7
Less: reinsurance losses recoverable		2,227.0	1,984.7	1,936.6
Net reserves at beginning of year		5,014.2	4,246.3	3,598.0
Incurred claims and claim adjustment expenses:
Provisions for insured events of the current year:
General Insurance			1,520.1	1,562.8
Mortgage Guaranty			1,199.5	551.3
Title Insurance			46.3	72.3
Other			41.9	37.8
Sub-total			2,807.8	2,224.2
Change in provision for insured events of prior years:
General Insurance			(83.0)	(110.6)
Mortgage Guaranty			(18.7)	64.4
Title Insurance			(0.6)	(16.3)
Other			(3.8)	(3.6)
Sub-total			(106.1)	(66.1)
Total incurred claims and claim adjustment expenses			2,701.6	2,158.1
Payments:
Claims and claim adjustment expenses attributable to
insured events of the current year:
General Insurance			549.0	518.7
Mortgage Guaranty			59.8	29.6
Title Insurance			5.4	7.5
Other			30.3	23.9
Sub-total			644.5	579.7
Claims and claim adjustment expenses attributable to
insured events of prior years:
General Insurance			840.8	676.3
Mortgage Guaranty			383.2	190.8
Title Insurance			54.8	55.8
Other			10.2	7.1
Sub-total			1,289.0	930.0
Total payments			1,933.5	1,509.8
Amount of reserves for unpaid claims and claim adjustment
expenses at the end of each year, net of reinsurance
losses recoverable			5,014.2	4,246.3
Reinsurance losses recoverable			2,227.0	1,984.7
Gross reserves at end of year	$		$7,241.3	$6,231.1

*****

With this letter Old Republic also acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the above referenced filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert the Commission staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the discussion above is responsive to the Commission’s comments.  Please feel free to contact me at (312) 762-4229 if you have any comments or questions.

Very truly yours,

/s/ Karl W. Mueller

Karl W. Mueller
Senior Vice President and Chief Financial Officer

cc: A.C. Zucaro
Chairman and Chief Executive Officer

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